UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DURATA THERAPEUTICS, INC.

(Name of Subject Company)

DURATA THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26658A107

(CUSIP Number of Class of Securities)

Paul R. Edick

Chief Executive Officer

Durata Therapeutics, Inc.

500 West Monroe Street, Suite 3300

Chicago, Illinois 60661

(312) 219-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian A. Johnson

Jay E. Bothwick

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center

250 Greenwich Street

New York, New York 10007

(212) 230-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Durata Therapeutics, Inc., a Delaware corporation (the “Company” or “Durata”). The address of the Company’s principal executive office is 500 West Monroe Street, Suite 3300 Chicago, Illinois 60661. The telephone number of the Company’s principal executive office is (312) 219-7000.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Common Stock”). As of October 14, 2014, there were 26,790,203 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Delaware Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Actavis W.C. Holding Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Actavis plc, an Irish public limited company (“Actavis”), to acquire all of the outstanding shares of Common Stock (the “Shares”) at a purchase price of (a) $23.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Consideration”) plus (b) one contractual contingent value right per Share (each, a “CVR”), which represents the right to receive contingent payments of up to $5.00 in cash in the aggregate, if any, without interest and net of applicable withholding taxes, if specified milestones are achieved (the Cash Consideration plus one CVR, referred to herein collectively as the “Offer Price”), subject to and in accordance with the terms and conditions of the CVR Agreement (as defined below), and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 17, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Actavis, Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on October 17, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 5, 2014, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL which provides that, following consummation of a successful tender offer for a public corporation and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without any action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

The Merger Agreement includes a remedy of specific performance and is not subject to a financing condition. The obligation of Purchaser to purchase the Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there will have been validly tendered and not validly withdrawn a number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, represents one more Share than half of the total number of Shares outstanding at the time of the expiration of the Offer, (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act” and, such expiration or termination, the “HSR Condition”), (iii) the accuracy of the representations and warranties and compliance with covenants contained in the Merger Agreement, (iv) the absence of any law, order, injunction or decree by any government, court or other governmental entity that would make illegal or otherwise prohibit the Offer or the Merger, (v) there not having been a material adverse effect with respect to the Company, and (vi) other customary conditions.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any Shares, each outstanding Share, other than any Shares owned by Parent, Purchaser or any wholly owned subsidiary of Parent or held in the treasury of the Company, or any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be canceled and converted automatically into the right to receive the Offer Price. In addition, (i) effective as of immediately prior to the Effective Time, each outstanding Company Stock Option (as defined below) will fully vest and automatically be canceled and terminated as of the Effective Time and the holder thereof will be entitled to receive (a) an amount in cash equal to the product of (1) the number of Shares underlying such option outstanding immediately prior to the Effective Time multiplied by (2) the excess, if any, of the Cash Consideration over the exercise price per Share of such option and (b) one CVR for each Share underlying such option outstanding immediately prior to the Effective Time, in each case without interest and less the amount of any applicable tax withholding, and (ii) effective as of immediately prior to the Effective Time, each outstanding share of Company Restricted Stock (as defined below) will automatically fully vest and the restrictions thereon will lapse, and each such share of Company Restricted Stock will be canceled and converted into the right to receive the Offer Price, in each case without interest and less the amount of any applicable tax withholding. The Merger Agreement is summarized in the Offer to Purchase in Section 11 under the heading “The Merger Agreement; Other Agreements.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The expiration date of the Offer is 12:00 midnight, New York City time, at the end of the day on November 14, 2014, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.

Parent has formed Purchaser for the purpose of effecting the Offer and the Merger. The Offer to Purchase states that Parent’s principal executive offices are located at Morris Corporate Center III, 400 Interpace Parkway, Parsippany, New Jersey 07054. Its telephone number at this location is (862) 261-7000.

The Company has made information relating to the Offer available online at www.duratatherapeutics.com and the Company has filed this Schedule 14D-9, and Actavis, Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent or Purchaser, or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Purchaser and Parent

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by the Company to Parent but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Form of Contingent Value Rights Agreement

Prior to the Effective Time, Parent will enter into a definitive contingent value rights agreement, substantially in the form of the Form of CVR Agreement which was attached as Exhibit A to the Merger Agreement, with a rights agent mutually agreeable to Parent and the Company governing the terms of the CVRs. Each CVR represents the right to receive contingent payments of up to $5.00 in cash per Share in the aggregate, if any, without interest and less applicable withholding taxes, if the following milestones are achieved:

•	Each CVR holder will be entitled to receive $1.00 per CVR payable by Parent if, prior to December 31, 2018, any Selling Entity (as defined in the CVR Agreement) receives approval from the European Medicines Agency to market and sell dalbavancin in the European Union for the treatment of adult patients with acute bacterial skin and skin structure infections;

•	Each CVR holder will be entitled to receive $1.00 per CVR payable by Parent if, prior to December 31, 2018, authorization is received that permits any Selling Entity to market and sell dalbavancin with approved labeling as a single dose infusion for the treatment of adult patients with acute bacterial skin and skin structure infections; and

•	Each CVR holder will be entitled to receive $3.00 per CVR payable by Parent if the cumulative worldwide Net Revenues (as defined in the CVR Agreement) during the period beginning on January 1, 2016 and ending on December 31, 2017, are equal to or exceed $600 million.

Additionally, Parent and each other Selling Entity have agreed to use commercially reasonable efforts to undertake specified actions toward achieving the milestones described above. The right to payments under the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the CVR Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement

On October 2, 2014, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Parent and its affiliates agreed, subject to certain exceptions, to keep confidential certain non-public information about the Company in connection with the consideration of a possible transaction with the Company. The summary of the Confidentiality Agreement contained in the Offer to Purchase in Section 11 under the heading “The Merger Agreement; Other Agreements—The Confidentiality Agreement” is incorporated by reference herein.

Tender and Support Agreement

On October 5, 2014, Parent, Purchaser and certain directors and officers of the Company and certain other beneficial owners of Shares entered into a tender and support agreement with Parent and Purchaser (the “Support Agreement”), pursuant to which each such person or entity agreed, among other things, to tender his, her or its Shares pursuant to the Offer (subject to certain exceptions), to vote against other proposals to acquire the Company and to not transfer their respective Shares. As of October 5, 2014, these stockholders owned approximately 19% of the outstanding Shares. The summary of the Support Agreement contained in the Offer to Purchase in Section 11 under the heading “The Merger Agreement; Other Agreements—Support Agreement” is incorporated by reference herein. Such summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

The Company’s executive officers and the members of the board of directors of the Company (the “Company Board”) may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company’s stockholders generally. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, or if their shares are converted into the right to receive the Offer Price pursuant to the Merger, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of October 14, 2014, the directors and executive officers of the Company and their affiliates beneficially owned in the aggregate 5,078,178 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise or settlement of Company Stock Options and Company Restricted Stock (each, as defined below) held by such individuals. If all such Shares were tendered pursuant to the Offer and accepted for purchase and purchased by Purchaser or converted into the right to receive the Offer Price pursuant to the Merger, the directors and executive officers and their affiliates would receive an aggregate of $116,798,094 in Cash Consideration and an aggregate of up to $25,390,890 in respect of CVRs (if all of the milestones in the CVR Agreement are achieved), in each case without interest, less any required withholding taxes. For a description of the treatment of Company Stock Options and Company Restricted Stock held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Stock Awards.”

The following table sets forth, as of October 14, 2014, the consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him, her or it (excluding shares underlying Company Stock Options and Company Restricted Stock),

assuming such individual or his or her affiliate were to tender all of his, her or its outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, and/or all such Shares were converted into the right to receive the Offer Price by virtue of the Merger.

Name	Number of Shares	Cash Consideration Payable in Respect of Shares	Contingent Consideration Payable in Respect of Shares(1)
Executive Officers
Paul R. Edick	46,136	$1,061,128	$230,680
Corey N. Fishman	24,941	573,643	124,705
Michael W. Dunne, M.D.	13,220	304,060	66,100
John P. Shannon	11,000	253,000	55,000

Non-Employee Directors
Richard U. De Schutter	34,149	$785,427	$170,745
Brenton K. Ahrens(2)	1,907,412	43,870,476	9,537,060
J. Martin Carroll	—	—	—
Paul A. Friedman	—	—	—
Lisa M. Giles	2,500	57,500	12,500
Kevin C. O’Boyle	5,000	115,000	25,000
Nicole Vitullo(3)	3,033,820	69,777,860	15,169,100
Wendy L. Yarno	—	—	—

(1)	Amount payable in respect of CVRs, assuming that the total payments under the CVR for each Share will be $5.00 per Share. As explained herein, each CVR payment is conditioned on achieving certain milestones which may not be achieved.
(2)	Includes 1,902,030 shares of common stock held by Canaan VIII L.P. Mr. Ahrens, a manager of Canaan Partners VIII, LLC, the general partner of Canaan VIII L.P., disclaims beneficial ownership of any shares held by Canaan Partners VIII, LLC and its affiliates, except to the extent of his pecuniary interest therein, if any.
(3)	Includes (1) 3,006,132 shares of common stock held by Domain Partners VII, L.P., (2) 22,306 shares of common stock held by DP VIII Associates, L.P., and (3) 5,382 shares of common stock held by Domain Associates, L.L.C. Ms. Vitullo disclaims beneficial ownership of shares held by Domain Associates, L.L.C. and its affiliates, except to the extent of his pecuniary interest therein, if any.

Merger Agreement

Effect of the Merger on Stock Awards

Stock Options. As of October 14, 2014, Company directors and executive officers held options to purchase 2,320,954 Shares granted under the Company’s Stock Incentive Plan and the Amended and Restated 2012 Stock Incentive Plan (collectively, the “Company Stock Plans”). Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each outstanding option to purchase Shares (each, a “Company Stock Option”) will fully vest and automatically be canceled and terminated as of the Effective Time and the holder thereof will be entitled to receive (a) an amount in cash, without interest and less the amount of any tax withholding, equal to the product of (i) the number of Shares underlying such Company Stock Option multiplied by (ii) the excess, if any, of the Cash Consideration over the exercise price per share of such Company Stock Option and (b) one CVR for each Share underlying such Company Stock Option outstanding immediately prior to the Effective Time (the “Option Payment Amount”). The Option Payment Amount will be paid, without interest, within 10 business days following the closing date of the Merger (the “Closing Date”).

The table below sets forth information regarding the Company Stock Options held by each of the Company’s executive officers and directors as of October 14, 2014.

Name	Number of Vested Company Stock Options Held	Cash Consideration Payable in Respect of Vested Company Stock Options	Contingent Consideration Payable in Respect of Vested Company Stock Options(1)	Number of Unvested Company Stock Options Held	Cash Consideration Payable in Respect of Unvested Company Stock Options	Contingent Consideration Payable in Respect of Unvested Company Stock Options(1)
Executive Officers
Paul R. Edick	735,727	$15,601,531	$3,678,634	375,257	$3,179,761	$1,876,286
Corey N. Fishman	261,038	5,423,281	1,305,188	151,786	1,369,931	758,932
Michael W. Dunne, M.D.	321,381	6,772,746	1,606,906	141,219	1,294,054	706,094
John P. Shannon	66,927	1,355,026	334,634	121,823	1,430,174	609,116

Non-Employee Directors
Richard U. De Schutter	20,097	$308,329	$100,485	12,183	$98,054	$60,915
Brenton K. Ahrens	—	—	—	8,575	58,739	42,875
J. Martin Carroll	—	—	—	8,134	50,675	40,670
Paul A. Friedman	11,145	176,537	55,725	8,575	58,739	42,875
Lisa M. Giles	17,534	267,716	87,669	10,311	82,385	51,556
Kevin C. O’Boyle	21,180	315,867	105,900	11,353	99,292	56,765
Nicole Vitullo	—	—	—	8,575	58,739	42,875
Wendy L. Yarno	—	—	—	8,134	50,675	40,670

(1)	Amount payable in respect of CVRs, assuming that the total payments under the CVR for each Share will be $5.00 per Share. As explained herein, each CVR payment is conditioned on achieving certain milestones which may not be achieved.

Restricted Stock. As of October 14, 2014, certain directors of the Company held an aggregate of 2,587 shares of restricted stock granted under the Company Stock Plans (the “Company Restricted Stock”). Pursuant to the Merger Agreement, at the Effective Time, each outstanding share of Company Restricted Stock will automatically fully vest and the restrictions thereon will lapse, and each such share of Company Restricted Stock will be canceled and converted into the right to receive the Offer Price, in each case without interest and less the amount of any applicable tax withholding.

The table below sets forth information regarding Company Restricted Stock held by each of the Company’s executive officers and directors as of October 14, 2014. All Company Restricted Stock described below is unvested.

Name	Number of Shares of Company Restricted Stock Held	Cash Consideration Payable in Respect of Company Restricted Stock	Contingent Consideration Payable in Respect of Company Restricted Stock(1)
Executive Officers
Paul R. Edick	—	—	—
Corey N. Fishman	—	—	—
Michael W. Dunne, M.D.	—	—	—
John P. Shannon	—	—	—

Non-Employee Directors
Richard U. De Schutter	851	$19,573	$4,255
Brenton K. Ahrens	868	19,964	4,340
J. Martin Carroll	—	—	—
Paul A. Friedman	—	—	—
Lisa M. Giles	—	—	—
Kevin C. O’Boyle	—	—	—
Nicole Vitullo	868	19,964	4,340
Wendy L. Yarno	—	—	—

(1)	Amount payable in respect of CVRs, assuming that the total payments under the CVR for each Share will be $5.00 per Share. As explained above, each CVR payment is conditioned on achieving certain milestones which may not be achieved.

Continuing Employees

The Merger Agreement provides that, until the earlier of the 12-month anniversary of the Effective Time and December 31, 2015 (or, if earlier, the date of termination of the applicable employee), Parent will provide each employee of the Company or any Subsidiary of the Company, in each case as of the Effective Time, and each employee who continues to be employed by Parent, the Surviving Corporation or any subsidiary of Parent (each, a “Continuing Employee”), with (i) the same level of base salary or hourly wage rate, as applicable, that were provided to such employee immediately prior to the Effective Time, and (ii) other compensation and employee benefits (excluding equity compensation, change-in-control benefits or certain enhancements contemplated in the Merger Agreement) that are not materially less favorable in the aggregate than either (at Parent’s discretion) (a) those provided to similarly situated employees of Parent and its Subsidiaries or (b) those in effect immediately prior to the Effective Time. The Merger Agreement further provides that the Surviving Corporation or other affiliate employing the Continuing Employees will pay such employees the bonus for 2014 at the target bonus level (or such higher level as the performance with respect to that bonus provides), with payment to be made in accordance with the Company’s normal practices in February 2015.

The Merger Agreement further provides that for purposes of eligibility, vesting, and benefit accrual (solely for purposes of determining accrual of paid time off and, if service-based, any severance) under the employee benefit plans, programs and arrangements maintained by Parent and its subsidiaries (including, after the Effective Time, the Surviving Corporation) that provide benefits to any Continuing Employee, Parent will cause each such plan, program or arrangement to treat the prior service with the Company and its affiliates of each Company Employee (to the same extent such service is recognized under existing analogous plans, programs or arrangements of the Company prior to the Effective Time) as service rendered to Parent for all purposes (but not for purposes of benefit accrual with respect to any defined benefit pension plan or to the extent such service credit would result in a duplication of benefits for the same period of service).

The Merger Agreement further provides that Parent will use commercially reasonable efforts (a) to cause Continuing Employees to be immediately eligible to participate in Parent benefit plans to the extent the plan replaces coverage under a comparable Company benefit plan in which the employee participated prior to the Effective Time, and (b) for purposes of Parent health plans, to cause certain requirements under the Parent benefit plans to be waived with respect to Continuing Employees to the extent such limitations were waived or satisfied under the comparable Company benefit plan, and certain expenses incurred by the Continuing Employee in the plan year prior to the Effective Time to be taken into account under the Parent benefit plans for purposes of satisfying deductible, co-insurance, co-payment and maximum out-of-pocket requirements.

Severance Arrangements; Compensatory Arrangements Relating to the Merger

Currently, the Company is party to employment agreements with each of Mr. Edick, Mr. Fishman and Dr. Dunne (the “named executive officers”), which address each such named executive officer’s duties and responsibilities and specify the amounts payable to such executive officers in connection with certain termination or change in control events. Upon execution and effectiveness of a release of claims, each of Mr. Edick, Mr. Fishman and Dr. Dunne will be entitled to the following severance formulas: (i) for terminations of employment without cause and absent a change in control (as such terms are defined in each named executive officer’s employment agreement with the Company), the Company will be obligated (a) to pay an amount equal to his monthly base salary for a period of 18 months in the case of Mr. Edick and 12 months in the case of each of Mr. Fishman and Dr. Dunne and (b) to the extent allowed by applicable law and the applicable plan documents, continue to provide to such executive officer all company employee benefit plans and arrangements that he was receiving at the time of termination for 18 months in the case of Mr. Edick and 12 months in the case of each of Mr. Fishman and Dr. Dunne; and (ii) for terminations of employment without cause and for good reason (as such terms are defined in each named executive officer’s employment agreement with the Company) within two months prior to, or 12 months following, a change in control, the Company will be obligated (1) to pay an amount equal to his monthly base salary for a period of 24 months in the case of Mr. Edick and 12 months in the case of each of Mr. Fishman and Dr. Dunne, (2) accelerate in full the vesting of all outstanding equity awards, and (3) to the extent allowed by applicable law and the applicable plan documents, continue to provide to such executive officer all company employee benefit plans and arrangements that he was receiving at the time of termination for 18 months in the case of Mr. Edick and 12 months in the case of each of Mr. Fishman and Dr. Dunne. Under these existing agreements, to the extent that any severance or other compensation payment to Mr. Edick, Mr. Fishman or Dr. Dunne pursuant to his employment agreement or any other agreement constitutes an “excess parachute payment” within the meaning of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), then Mr. Edick, Mr. Fishman or Dr. Dunne will receive the full amount of such severance and other payments, or a reduced amount intended to avoid the application of Sections 280G and 4999, whichever provides the executive with the highest amount on an after-tax basis.

In connection with the transactions contemplated by the Merger Agreement, the compensation committee of the Company Board has approved the establishment of a Change in Control Severance Plan (the “Severance Plan”), which will include the following severance formulas for terminations of employment without cause and for good reason (as such term is defined below) for the Company’s named executive officers, subject to the execution of a customary general release of claims: (i)(a) in the case of Mr. Edick, 24 months’ base salary and 2.0 times his target bonus for the year in which his employment is terminated and (b) in the case of each of Mr. Fishman and Dr. Dunne, 18 months’ base salary and 1.5 times his target bonus for the year in which his employment is terminated; and (ii) in the case of each named executive officer, to the extent his termination of employment occurs before the payment of his 2014 fiscal year bonus (the “2014 bonus”), 1.0 times his 2014 bonus at target levels. These severance entitlements are an enhancement to, and will be reduced by, the severance arrangements provided for in each named executive officer’s current employment agreement and will apply until the earlier of the first anniversary of the Closing Date and December 31, 2015. “Good reason” for purposes of the severance enhancements payable to the named executive officers will be (1) a material diminution in the employee’s duties, authority or responsibilities (which will not include customary changes in reporting responsibilities in connection with the integration of the Company’s business lines and functions into similar business lines and functions of Parent), (2) a reduction by more than ten percent (10%) in the employee’s base compensation, and (3) a change in geographic location at which the employee performs services by more than 50 miles. The severance arrangements provided for in each named executive officer’s current employment agreement will continue to be governed by the definition of “good reason” provided therein.

In connection with the transactions contemplated by the Merger Agreement, the Company has also established an award pool of $6,000,000 from which it intends to make bonus payments in accordance with the terms of a newly established 2014 Special Bonus Plan (the “Bonus Plan”) (i) to certain key employees, including the named executive officers, who have made significant contributions to the Company’s success and to the consummation of the Merger and (ii) to certain recently-hired employees of the Company in lieu of granting such individuals options to acquire shares of the Company’s common stock in connection with their commencement of employment with the Company. The Company’s Compensation Committee has approved allocations under the Bonus Plan to each of Mr. Edick, Mr. Fishman and Dr. Dunne in the amounts of $1,650,000, $1,900,000 and $500,000, respectively.

Finally, in connection with the transactions contemplated by the Merger Agreement, the Company also intends to enter into a letter agreement with any individual (including any named executive officer) who has “excess parachute payments” as that term is defined by Section 280G of the Code as a result of the transactions contemplated by the Merger Agreement, either alone or together with some subsequent event, to pay to such individual an amount sufficient to “gross up” such individual in connection with excise taxes required to be paid by such individual pursuant to Section 4999 of the Code (the “Section 280G Gross Up Payment”).

The Company expects to enter into the Severance Plan, the Bonus Plan and the Section 280G Gross Up Payment arrangements prior to the Effective Time.

The foregoing descriptions of compensation arrangements do not purport to be complete and are qualified in their entirety by reference to the agreements, including any form of amendment thereto, filed as Exhibits (e)(4) through (e)(13) to this Schedule 14D-9, which are incorporated herein by reference.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers that is based on or otherwise relates to the Offer, assuming that the Offer will be consummated on November 17, 2014, and that the named executive officer’s employment will be terminated by the Company without “cause” or by the named executive officers for “good reason” (as such terms are defined in each named executive officer’s employment agreement with the Company and the Severance Plan) on the same day. The table below describes the estimated potential payments to each of the Company’s named executive officers under the terms of their respective employment agreements and the Severance Plan, together with (i) the bonus payable to each named executive officer under the Company’s Bonus Plan, (ii) the value of the unvested Company Stock Options that will be accelerated in accordance with the terms of the Merger Agreement, and (iii) the estimated potential value of the Section 280G Gross Up Payment, if applicable. The amounts shown in the table do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the initial expiration date of the Offer or the value of payments or benefits that are not based on or otherwise related to the Offer.

For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the initial expiration date of the Offer and the date of termination of employment is November 17, 2014, and (ii) the stock price is $28.00 per share, which is the Offer Price (assuming that aggregate payments under the CVR in respect of each share will be $5.00 per share). The amounts shown in the table are estimates only and are based on assumptions and information available to date, including an assumption that the enhanced severance benefits to which the named executive officers are entitled under the Severance Plan will be paid in a lump sum on the first payroll date following a qualifying termination of employment and that the bonus payments under the Bonus Plan will be paid in a lump sum on the first payroll date following the Effective Date of the Offer. The actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination.

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Gross Up(4)	Total Value
Paul R. Edick	$3,627,500	$4,991,852	$30,073	$2,372,117	$11,021,542
Corey N. Fishman	2,766,250	2,093,781	44,372	1,709,846	6,614,249
Michael W. Dunne, M.D.	1,389,308	1,966,087	1,071	870,175	4,226,641

(1)	The amount listed in this column represents: (i)(a) in the case of Mr. Edick, 24 months’ base salary based on the salary in effect as of November 17, 2014, which amount is payable in equal installments over the course of 24 months following termination, and 2.0 times his target bonus for the year in which his employment is terminated, which amount has been assumed for this purpose to be payable in a lump sum on the first payroll date following termination and (b) in the case of each of Mr. Fishman and Dr. Dunne, 18 months’ base salary based on the salary in effect as of November 17, 2014, two-thirds of which amount is payable in equal installments over the course of 12 months following termination and one-third of which has been assumed for this purpose to be payable in a lump sum on the first payroll date following termination, and 1.5 times his target bonus for the year in which his employment is terminated, which amount has been assumed for this purpose to be payable in a lump sum on the first payroll date following termination, and (ii) bonus payments under the Bonus Plan in the amounts of $1,650,000, $1,900,000 and $500,000 for Mr. Edick, Mr. Fishman and Dr. Dunne, respectively, which amounts are payable on the first payroll date following the consummation of the Merger. The cash payments payable pursuant to the severance arrangements are double-trigger benefits in that they will be paid only if the executive officer experiences a qualifying termination of employment following the Effective Time. The cash payments payable pursuant to the Bonus Plan are single-trigger benefits, which will be triggered by the consummation of the Merger without regard to whether the executive’s employment is also terminated.

The 2014 base salary and 2014 target annual bonus for each named executive officer is as follows:

Name	2014 Base Salary	2014 Target Annual Bonus
Paul R. Edick	$565,000	$423,750
Corey N. Fishman	385,000	192,500
Michael W. Dunne, M.D.	395,248	197,624

(2)	The amount listed in this column represents the value of the unvested and accelerated Company Stock Options held by the named executive officers as follows as of November 17, 2014:

Name	Number of Unvested Company Stock Options Subject to Acceleration	Value of Accelerated Company Stock Option Vesting(a)
Paul R. Edick	371,981	$4,991,852
Corey N. Fishman	149,983	2,093,781
Michael W. Dunne, M.D.	139,472	1,966,087

(a)

The value of the unvested and accelerated Company Stock Options is the difference between the Offer Price of $28.00 per share (assuming that total payments under the CVR for each share will be $5.00 per share) and the exercise price of the option, multiplied by the number of unvested shares underlying such options as of November 17, 2014, consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2). The acceleration of outstanding unvested Company Stock Options is a single-trigger benefit that will be paid without regard to whether there is a termination of the executive officer’s employment.

(3)	The amount listed in this column represents the value of health, dental, and vision coverage for a period of up to 18 months following the date of termination. The value is based upon the type of insurance coverage the Company carried for each named executive officer as of November 17, 2014 and is valued at the premiums in effect on November 17, 2014. These benefits are double-trigger benefits in that they will be paid only if the executive officer experiences a qualifying termination of employment following the Effective Time.
(4)	The amount listed in this column represents the estimated value of the Section 280G Gross Up Payment the named executive officer would be entitled to receive in accordance with the amendment (to occur prior to the Effective Time) to the named executive officer’s employment agreement with the Company with respect to Sections 280G and 4999 of the Internal Revenue Code. These payments generally are double-trigger in nature as they arise in connection with applicable excise taxes imposed and payments made in connection with a qualifying termination of employment of the named executive officer; however, a portion of the Section 280G Gross Up Payment may be paid in connection with any applicable excise taxes imposed under Section 4999 of the Code on the named executive officer upon the payment of the bonus from the Bonus Plan and the accelerated vesting of the named executive officer’s unvested equity and such portion of the named executive officer’s Section 280G Gross Up Payment will be “single trigger” in nature.

Director Compensation

The Company does not pay director fees to directors who are employees of the Company, but compensates its non-employee directors for their service on the Company Board as follows:

•	an annual fee for service on the Company Board of $40,000;

•	for the chairman of the Company Board, an additional annual fee of $15,000;

•	an annual stock option grant for continuing service on the Company Board to purchase such number of shares of the Company’s common stock having a value, as of the date of such grant, that is equal to $75,000, as determined using the Black-Scholes option pricing model;

•	for the chairman of the Company Board, an additional annual stock option grant to purchase such number of shares of the Company’s common stock having a value, as of the date of such grant, that is equal to $15,000, as determined using the Black-Scholes option pricing model;

•	for members of the audit committee, an annual fee of $7,500 ($15,000 for the chair);

•	for members of the organization and compensation committee, an annual fee of $5,000 ($10,000 for the chair); and

•	for members of the nominating and corporate governance committee, an annual fee of $2,500 ($5,000 for the chair).

In addition, the Company reimburses its non-employee directors for reasonable travel and other expenses incurred in connection with attending Company Board and committee meetings. For the 2014 fiscal year, each non-employee director is entitled to receive the same amounts of cash compensation as described above. Please see the section above entitled “Effect of the Merger on Stock Awards” for more information on the treatment of equity held by directors in the Merger.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend, approved a stock repurchase in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its amended and restated certificate of incorporation (as amended, the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person will have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The Company has included in its Charter and its amended and restated bylaws (as amended, the “Bylaws”) provisions that permit the Company to provide the foregoing indemnification to the fullest extent permitted under Delaware law. In addition, the Company may advance expenses incurred in connection with any such proceeding upon a receipt of an undertaking by or on behalf of such director or officer to repay such amount if it will ultimately be determined that the director or officer is not entitled to be indemnified by the Company.

Pursuant to authorization by the Company Board, the Company has entered into indemnification agreements (“Indemnification Agreements”) with its directors and officers. These Indemnification Agreements may require the Company, among other things, to indemnify its directors and officers against liabilities that may arise by reason of their status or activities as directors or officers, if the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. These Indemnification Agreements also may require the Company to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. This summary of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the Indemnification Agreements, the form of which is filed as Exhibit (e)(14) hereto, and is incorporated by reference herein.

The Merger Agreement provides for indemnification and insurance rights in favor of the Company’s current and former directors and officers, referred to as “indemnitees.” Specifically, Parent and Purchaser have agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees as provided in the Charter or Bylaws or under any agreement filed as an exhibit to specified SEC filings of the Company or listed on the confidential disclosure letter provided by the Company to Parent with respect to all matters occurring prior to or at the Effective Time will survive the Offer closing and the Merger and will continue in full force and effect in accordance with their respective terms.

From and after the Effective Time, the Surviving Corporation has agreed to maintain in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance covering the persons currently covered by the Company’s existing directors’ and officers’ liability insurance policies in an amount and scope at least as favorable as the Company’s policies existing on the date of the Merger Agreement; however, neither Parent nor the Surviving Corporation will be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the annual premium paid by the Company for coverage for its last full fiscal year for such insurance. In lieu of the foregoing, Parent or the Surviving Corporation may purchase a six-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies on terms and conditions no less favorable than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (with the maximum aggregate annual premium for such insurance policies for any such year not to be in excess of the maximum aggregate annual premium contemplated by the preceding sentence).

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on October 5, 2014, the Company Board: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender all of their shares pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(9) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

As part of their ongoing oversight and management of the Company’s business, the Company Board and management regularly evaluate our business and operations and periodically review and assess strategic options available to enhance value to our stockholders. This has included consideration of collaboration, co-marketing and licensing arrangements, as well as other strategic transactions including potential acquisitions by, and of, the Company. Other than as described below, discussions regarding any acquisition of the Company have been preliminary, have arisen in the context of discussions relating to other potential commercial relationships and have not resulted from a determination by the Company Board or management of the Company to actively solicit acquisition proposals.

In response to a request for a meeting, in late July 2014, Paul R. Edick, our Chief Executive Officer, and Corey N. Fishman, our Chief Operating Officer and Chief Financial Officer, participated in meetings and telephone calls with senior management of another publicly traded pharmaceutical company referred to herein as “Company A.” These interactions were initiated by Company A for the purpose of discussing potential co-promotion activities. Following the first meeting, Company A inquired of Mr. Edick whether the Company would be interested in an acquisition. Mr. Edick noted that the Company was focused on the commercial introduction of dalbavancin and not an acquisition, but the Company Board was willing to evaluate any reasonable avenue to advance the Company’s business and enhance value to stockholders. After consulting with the chair of the Company Board and the execution of a confidentiality agreement, Messrs. Edick and Fishman provided to Company A certain financial forecasts prepared by management of the Company and technical information related to dalbavancin to permit Company A to form a more informed view about the Company’s potential value.

On August 22, 2014, Company A delivered a letter to Mr. Fishman in which it expressed interest in an acquisition of all of the equity interests of the Company for approximately $578 million in cash, or approximately $20.00 per Share, subject to completion of a satisfactory diligence investigation. This expression of interest was discussed at a regularly scheduled board meeting on August 26, 2014. The Company Board concluded that while this proposal did not represent a sufficiently adequate valuation for the Company to pursue this acquisition opportunity in lieu of continuing its independent operations, including potentially engaging in an equity financing in the near term, it would evaluate an enhanced proposal if made. At the instruction of the Company Board, Mr. Edick communicated this consensus to Company A. In response to Company A’s request, the Company provided additional information about dalbavancin, including potential new indications.

At a special telephonic meeting of the Company Board on September 3, 2014, Messrs. Edick and Fishman reported on the further discussions with Company A, including the provision of additional information about potential new indications. The Company Board authorized management to retain Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) as the Company’s financial advisor in connection with considering any potential acquisition transaction, subject to confirming the absence of a material relationship with Company A, which the Company Board confirmed. BofA Merrill Lynch had previously worked with the Company in its equity financings and was viewed by the Company Board and management as having a very good knowledge of the Company and the relevant market.

On September 8, 2014, Company A proposed, subject to further diligence, an acquisition of all the equity interests of the Company for $20.00 per Share in cash at closing, plus contingent payment or value rights (or CVRs) of up to an additional $7.00 per Share, composed of $1.00 per Share in cash upon approval of a single dose regimen in the United States for dalbavancin and up to $6.00 per Share in cash based upon cumulative sales of dalbavancin equal to $675 million by December 31, 2017. Company A also proposed the execution of definitive documentation by the end of September 2014 and requested additional diligence materials.

On September 9, 2014, the Company Board held a special telephonic meeting, together with members of management and representatives of BofA Merrill Lynch. The Company Board, members of management and representatives of BofA Merrill Lynch discussed, among other things, the revised proposal from Company A, information from publicly available sources regarding clinical development success rates for investigational drugs, information regarding CVRs in precedent transactions and pharmaceutical companies that could also be interested in an acquisition of the Company. Also at this meeting, BofA Merrill Lynch reviewed the financial terms of the revised proposal from Company A with the Company Board and members of management. The Company Board instructed management to continue work with Company A on its diligence investigation and any required documentation for a transaction and requested that BofA Merrill Lynch provide an analysis of the revised proposal from Company A. Given the significant diligence requests by Company A, the Company Board did not determine to pursue an acquisition by Company A or any other party in lieu of continuing to operate on a standalone basis and did not authorize contact with other parties to solicit interest in an acquisition transaction.

Thereafter, representatives of the Company provided additional diligence information to Company A and discussed integrating the two organizations and possible revisions to the terms of the CVRs. On September 18, 2014, Company A proposed, subject to further diligence, the same $20.00 per Share at closing and an aggregate of up to $7.00 per Share of CVRs, but with $4.00 cash per Share being payable upon the achievement of $675 million in cumulative sales of dalbavancin by December 31, 2017 and an additional $1.00 cash per Share being payable upon each of the approval of a single dose regimen of dalbavancin in the United States, approval to market dalbavancin being granted by the European Medicines Agency (or EMA) and approval of dalbavancin for the treatment of pediatric osteomyelitis. On September 19, 2014, Company A proposed further revisions to the CVRs, by adding outside dates by which the milestones related to additional approvals for dalbavancin would need to be achieved and reducing the cumulative sales milestone to $600 million. Company A continued to propose execution of definitive documentation by the end of September 2014.

A special telephonic meeting of the Company Board was held on September 19, 2014 to discuss the status of diligence and discussions with Company A, as well as the terms of the current proposal. Members of management and representatives of BofA Merrill Lynch provided an update on their discussions with Company A. Representatives of BofA Merrill Lynch reviewed, among other things, the financial terms of the current proposal from Company A with the Company Board as well as a preliminary financial analysis of the Company based, in part, on the Durata Projections (other than certain projected revenues in Europe, which were under development and had not yet been incorporated into the Durata Projections). Management noted that Company A was still seeking execution of definitive documentation by the end of the month as part of its proposal. Representatives of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Company (“WilmerHale”), provided a summary of the draft merger documentation provided by Company A on September 13, 2014. Following discussion, the Company Board determined that a transaction as proposed by Company A was preferable to continued operation on a stand-alone basis. The Company Board further, authorized management to continue negotiations with Company A and also directed representatives of BofA Merrill Lynch to contact a targeted group of pharmaceutical companies that management, after consultation with BofA Merrill Lynch, determined as being most likely to be interested in and able to execute an acquisition of the Company to gauge their interest in engaging in an acquisition on the timeline that Company A had identified as a condition to their proposal.

From September 19 through October 5, 2014, representatives of the Company, WilmerHale and BofA Merrill Lynch had continuing discussions with representatives of Company A, including continued diligence and the negotiation of definitive documentation. On September 23, 2014, Company A agreed to reallocate the amounts payable under the CVRs by increasing the payment on approval to market dalbavancin by the EMA to $1.50 from $1.00 per Share, to substitute approval of dalbavancin for pneumonia for approval of dalbavancin for pediatric osteomyelitis as a milestone but with the same $1.00 per Share cash payment and to reduce the payment for cumulative sales to $3.50 per Share and to revert to a $675 million cumulative sales milestone. On October 1, 2014, Company A stated it was reducing its proposal by decreasing the cash payment at closing from $20.00 per Share to $18.00 per Share without any changes in the CVR and indicated it planned to seek final approval of the transaction by a subcommittee of its board of directors on the evening of October 5, 2014, and wanted to execute definitive documentation and announce a transaction before the market opened on Monday, October 6, 2014. In response to questions from Mr. Fishman, Company A stated it might consider increasing the CVR payments by some or all of the $2.00 decrease in the cash portion to be paid at closing.

On September 22 and 23, 2014, at the direction of the Company, representatives of BofA Merrill Lynch contacted five pharmaceutical companies other than Company A, including Actavis, to determine whether they had an interest in a potential acquisition of the Company. Two parties declined any interest, one party expressed initial interest but ultimately declined to proceed, and two parties, including Actavis and a party referred to herein as “Company B,” expressed interest and undertook diligence subject to pre-existing confidentiality agreements (in the case of Actavis, an agreement executed in September 2011 with Forest Laboratories, Inc., which Actavis acquired in July 2014). Company B subsequently informed BofA Merrill Lynch that it was not prepared to proceed with an offer at a substantial premium to the then-current Company stock price.

In the initial call with Actavis on September 23, 2014, representatives of BofA Merrill Lynch inquired about Actavis’ interest in a potential transaction in which Actavis would acquire the Company and encouraged Actavis to submit an indication of interest by September 29, 2014. Thereafter, on September 24, 2014, the Company provided to Actavis certain non-public information regarding dalbavancin, including the management forecasts previously provided to Company A.

On September 26, 2014, Michael W. Dunne, M.D., our Chief Medical Officer, and Messrs. Edick and Fishman had a telephone conference call with several members of senior management of Actavis to provide an overview of the Company, its operations both current and prospective, the financial information previously provided, dalbavancin and additional potential indications for dalbavancin.

On September 30, 2014, representatives of Actavis on a telephone call with representatives of BofA Merrill Lynch indicated Actavis was considering, subject to completion of diligence, an acquisition of the Company for an initial cash payment of $21.00 to $23.00 per Share, plus some additional value that may be paid through a CVR. Later that day, after discussions with Company management, representatives of BofA Merrill Lynch contacted representatives of Actavis and indicated that if Actavis could offer $23.00 per Share in cash and contingent consideration payments through a CVR in the range of $4.00 to $6.00 per Share in cash, they would be granted access to an electronic data room. Later that day representatives of Actavis contacted representatives of BofA Merrill Lynch and indicated on a non-binding basis that Actavis was prepared to recommend to its board of directors, subject to completion of diligence, that it approve an acquisition of the Company by Actavis for $23.00 per Share in cash and contingent consideration payments through a CVR of $5.00 per Share in cash subject to achievement of to be determined milestones. As part of this proposal, $1.00 per Share of the contingent consideration would be based on receipt of authorization from the FDA to market and sell dalbavancin with approved labeling for infusion in a single dose in adult patients and $1.00 per Share of the contingent consideration would be based on receipt of marketing approval from the EMA for dalbavancin for the treatment of adult patients with acute bacterial skin and skin structure infections. The proposal also contemplated that $3.00 per Share of contingent consideration would be based on achieving a certain sales target, and that the Company would subsequently propose such a target.

Thereafter on September 30, 2014, Actavis was granted access to the Company’s electronic data room, which included the public and non-public information regarding the Company, to which Company A had previously been provided access. Through October 5, 2014, representatives of the Company and its financial and legal advisors engaged in several diligence sessions with representatives of Actavis and its legal counsel. On October 2, 2014, Actavis executed a new confidentiality agreement with the Company that superseded the 2011 agreement with Forest Laboratories, Inc.

On October 1, 2014, representatives of WilmerHale provided representatives of Debevoise & Plimpton LLP (“Debevoise”), Actavis’ legal advisor, with a draft merger agreement for the proposed transaction with Actavis contemplating a transaction effected through a tender offer for all outstanding Shares of Company Common Stock, with each share of Company Common Stock entitled to receive an unspecified amount in cash plus one non-transferable CVR. The WilmerHale draft proposed, among other things, a termination fee equal to 1.5% of the aggregate Cash Consideration to be payable by the Company to Parent under certain circumstances (the “Durata Termination Fee”) and a three business day “match period” in the event the Company received a superior proposal. WilmerHale also provided a draft tender and support agreement, that contemplated execution by certain directors, officers and stockholders of the Company in connection with the execution of the merger agreement. Additionally, WilmerHale provided a draft form of contingent value rights agreement, which reflected the parties’ prior discussion regarding the milestones related to single dose and EMA approval, and provided that the $3.00 of contingent consideration would be based on the Company achieving cumulative worldwide net revenue of $600 million during the period beginning on January 1, 2016, and ending on December 31, 2017. Thereafter, through October 5, 2014, representatives of Actavis and the Company, as well as representatives of Debevoise, WilmerHale and BofA Merrill Lynch, exchanged additional drafts of the merger documents and participated in telephone conference calls to discuss these drafts. The points negotiated included which stockholders would be expected to sign a tender and support agreement, the size of the Durata Termination Fee as a percentage of the aggregate Cash Consideration, the length of the “match period” in the event the Company received a superior proposal, a closing condition proposed by Actavis that holders of Shares representing no more than 5% of the Company’s outstanding Common Stock had exercised (and not withdrawn) their right to seek appraisal for their Shares pursuant to Section 262 of the DGCL and the level of efforts that Parent would be required to undertake in order to satisfy the HSR Condition and to achieve the milestones set forth in the form of CVR Agreement.

On October 2, 2014, the Company Board held a special telephonic meeting. Messrs. Edick and Fishman reviewed the most recently revised proposal from Company A that reduced the cash payment at closing from $20.00 to $18.00 per Share, while keeping unchanged the CVR terms and proposed timing for execution and announcement by Monday, October 6, 2014. Mr. Fishman also reported that Company A indicated it may consider an increase in the CVR payments of up to $2.00 per Share. Representatives of BofA Merrill Lynch reported on discussions with Actavis, including Actavis’ expressed goal of completing diligence and negotiating definitive documentation prior to a meeting of its board of directors to consider the acquisition that was scheduled for the morning of October 5, 2014. Representatives of BofA Merrill also reported that Paul M. Bisaro, Executive Chairman of Actavis, and Brenton L. Saunders, Chief Executive Officer and President of Actavis, had each expressed their support of an acquisition proposal of $23.00 per Share in cash at closing, and a CVR for up to $5.00 per Share in cash based upon cumulative sales and single dose and EMA approval milestones, while noting that an offer on these terms was at the very top end of their range. Representatives of BofA Merrill Lynch also indicated that Company B had declined further interest in an acquisition. Representatives of WilmerHale reported receipt of a markup of the merger agreement from Debevoise shortly before the meeting, and that the comments appeared limited and capable of resolution quickly. The directors instructed management to seek improvement in the proposal from Company A, preferably through an increase in the cash paid at closing but if such increase were refused, to seek an increase in the amount payable under the CVR. They also discussed the reduced proposal from Company A and whether such proposal, as currently structured, was still preferable to continued operation of the Company on a standalone basis. This discussion included a review of the potential financing needs of the Company, the potential adverse impact on the market price of the Company’s stock if the early results from the launch of dalbavancin were less than those currently projected by analysts and the value of the reduced offer as compared to a range of short and mid-term stock prices that could be expected to follow if either or both of those risks materialized. The consensus of the directors was that the reduced offer from Company A was still preferable to remaining independent, and that the directors should meet soon after the scheduled Actavis board meeting to consider any formal acquisition proposal that Actavis may make, in advance of the meeting of the subcommittee of Company A’s board scheduled for the evening of October 5, 2014, to approve a transaction.

Following this meeting, Mr. Fishman contacted Company A to discuss its proposal. Mr. Fishman’s request to increase the cash to be paid at closing to $20.00 per Share was rejected, as was his request to increase the cash to be paid at closing to $19.00 per Share. After further discussion, Company A offered to increase the CVR cash payment for single dose approval from $1.00 per Share to $2.00 per Share and to increase the CVR cash payment for EMA approval from $1.50 per Share to $2.50 per Share.

On October 4, 2014, Messrs. Edick and Saunders spoke by telephone and Mr. Saunders indicated he expected to recommend to the Actavis board of directors that it approve an acquisition of the Company at a meeting scheduled for the following morning. They also discussed the combined organization and Mr. Saunders requested that Company management assist Actavis in its efforts to retain substantial portions of the Company organization through and following the acquisition.

On the morning of October 5, 2014, after the conclusion of the Actavis board meeting, the Company was informed that the Actavis board had approved an acquisition of the Company at a price of $23.00 per Share in cash at closing, and a CVR with a payment of $3.00 cash per Share upon achievement of cumulative worldwide dalbavancin sales of $600 million in 2016 and 2017, a payment of $1.00 cash per Share upon achievement of EMA approval of dalbavancin and a payment of $1.00 cash per Share upon approval of dalbavancin administered in a single dose, in each case subject to the terms of the CVR Agreement. Actavis also confirmed it was prepared to move forward promptly to execute the definitive documents previously negotiated, with such price terms included.

Thereafter Messrs. Edick and Fishman contacted Company A and informed it that the Company had received a superior offer that was fully negotiated and that they would recommend the Company Board approve this transaction at its meeting scheduled later that day unless Company A made a significant improvement in the terms of its bid. In subsequent conversations that same day, Company A declined to improve its most recent proposal and requested additional time to reassess its proposal.

The Company Board met later in the day on October 5, 2014. Messrs. Edick and Fishman reported on the conversations with Company A, including requests to increase its price since the last board meeting, the subsequent request to increase its price earlier that day after being informed the Company had received a superior proposal from another party and the response from Company A declining to do so, and Company A’s request for additional time to reassess its proposal. They also noted that Company A had consistently included in its proposal the execution of a definitive agreement and announcement of a transaction on or before October 6, 2014, and that this timeline had been clearly expressed to all other parties the Company had contacted, including Actavis.

The directors reviewed information from BofA Merrill Lynch regarding its material corporate, commercial and investment banking relationships with each of Company A and Actavis, including the amount of revenues derived therefrom for the prior two years. After review and consideration of this information together with its legal advisor, the Company Board concluded that these relationships and revenues did not present a conflict of interest or require the engagement of an additional financial advisor to render a fairness opinion. Mr. Edick reported on his conversation with Mr. Saunders and the desire of Actavis to retain in substantial part the Company employees. There followed a discussion of the Actavis proposal and the most recent and prior proposals from Company A, as well as the material differences between the terms of the definitive agreements that had been negotiated with each. It was the consensus of the directors that the terms of the Actavis proposal were superior. It was also the consensus of the directors that the terms of the definitive agreements negotiated with Actavis were more favorable, especially with respect to the level of efforts Actavis would agree to undertake to achieve the milestones and the outside dates for achievement of such milestones in the CVR Agreement, although it was noted that the Durata Termination Fee would be higher by approximately $8 million to $10 million and the notice period required before the Company could terminate the Merger Agreement to accept a superior proposal would be four, rather than three, business days.

The directors then discussed whether they should seek to delay action on the Actavis proposal in order to permit Company A additional time to reassess, and possibly improve, its proposal. Given that Actavis had been instructed to submit its best proposal for action and announcement before the market opened on October 6, 2014, and that it had done so, and that Company A had done extensive diligence, had refused on several occasions to increase its proposal, had previously reduced its proposal and would not commit to any specific increase even after being notified of a superior bid, the consensus of the directors was that further delay could present substantial risk of losing the more favorable Actavis proposal without any assurance of a higher offer from Company A. In response to questions from directors, representatives of BofA Merrill Lynch indicated that Actavis had characterized its proposal as being at the very top of its valuation range.

Also at this meeting, BofA Merrill Lynch reviewed with the Company Board its financial analysis of the Offer Price, which is described under “—Opinion of the Company’s Financial Advisor” beginning on page 23, and delivered to the Company Board an oral opinion, which it confirmed by delivery of a written opinion dated October 5, 2014, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the Offer Price to be received by holders of Shares (other than Dissenting Shares (as defined in the Merger Agreement), Shares owned by Parent, Purchaser, or any subsidiary of Parent, Shares held in the treasury of the Company, and Shares held by any affiliate of Parent or Purchaser (collectively, the “Excluded Holders”)), was fair, from a financial point of view, to such holders. The full text of the written opinion of BofA Merrill Lynch, which describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I.

The Company Board then, by unanimous vote of all directors present, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender all of their shares pursuant to the Offer.

Later on October 5, 2014, the Company and Parent executed and delivered the merger agreement, and the parties issued a joint press release on October 6, 2014.

On October 17, 2014, Purchaser commenced the Offer.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer, the Company Board engaged in detailed discussions with the Company’s senior management and its legal and financial advisors and considered and analyzed a wide and complex range of factors. After careful consideration, the Company Board concluded that entering into the Merger Agreement with Parent and Purchaser would provide the Company’s stockholders with higher and more certain value than any other strategic alternatives available to the Company.

As described above in the section entitled “—Background of the Offer,” prior to and in reaching this determination, the Board consulted with and received the advice of its financial advisor and outside legal counsel, discussed certain issues with the Company’s senior management and considered a variety of factors weighing positively in favor of the Merger, including the following material factors and benefits:

•	Upfront Cash Premium to Market Price. The Offer Price includes an upfront cash component which provides certainty, immediate value and liquidity to stockholders. The Company Board believed this certainty of value was compelling compared to the long-term value creation potential of the Company’s business taking into account the risks of remaining independent and pursing the Company’s current business and financial plans. In addition, the Cash Consideration to be paid for each Share would provide stockholders with the opportunity to receive a significant premium over the current and historical market price of the Shares. The Company Board reviewed historical market prices, volatility and trading information with respect to the Shares, including the fact that the upfront Cash Consideration represented a premium of approximately 66% over the closing price per share of the Shares on The NASDAQ Global Market on October 3, 2014, the last trading day before the execution of the Merger Agreement, a premium of approximately 77%, 69%, 58%, and 55%, respectively, to the trailing 1-week, 30-trading-day, 60-trading-day and 180-trading-day volume weighted average price, and a premium of 28% over the 52-week high stock price, per Share prior to the date of execution of the Merger Agreement.

•	Opportunity to Realize Additional Value. The Offer Price also includes a CVR which, upon the achievement of certain milestones more fully described in the CVR Agreement, will provide stockholders the opportunity to realize additional value through cash payments. The Company Board believes these milestones are reasonably achievable. Parent has agreed, pursuant to the CVR Agreement, to use Commercially Reasonable Efforts (as defined in the CVR Agreement) to (i) commercialize and sell dalbavancin and (ii) achieve certain regulatory milestones set forth in the CVR Agreement.

•	The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations and business of the Company, as well as the Company’s prospects and risks if the Company were to remain an independent company and the potential impact on the trading price of the Common Stock (which is not feasible to quantify numerically). The Company Board discussed the Company’s current business and financial plans, including the risks and uncertainties associated with achieving and executing upon the Company’s business plan and obtaining external equity financing potentially required to fund future operations, the impact of general market trends on the Company’s sales and published analyst estimates and forecasts, as well as the general risks of market conditions that could reduce the Company’s stock price. Among the potential risks identified by the Company Board were: the Company’s ability to successfully commercialize its single commercial product, dalbavancin, that had recently been approved for commercial sale in the U.S.; the timing of and ability to obtain additional U.S. and foreign marketing approval of its products; the Company’s sales, marketing and distribution capabilities and strategy; the potential impact on the Company’s stock price if revenue growth in the third and fourth quarters of 2014 was below the very high revenue expectations for the dalbavancin product launch included in published analyst estimates; the competitive nature of the Company’s industry and target markets; the Company’s financial resources relative to its competitors; the potential impact on its business of government healthcare reform; and general risks and market conditions that could reduce the market price of the Shares.

•

Potential Strategic Alternatives. The Company Board considered possible alternatives to the acquisition by Parent (including the possibility of continuing to operate the Company as an independent entity and the desirability and perceived risks of that alternative), potential benefits to the Company’s stockholders of these alternatives and the timing and likelihood of effecting such alternatives, as well as the Company Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders, taking into account, among other things, analyses prepared by BofA Merrill Lynch, risks of execution and other business, financing, competitive, industry and market risks. In addition, the Company Board believed, taking into account, among other things, advice from BofA Merrill Lynch and the Company Board’s other advisors, that the value and terms of the Merger Agreement and the transactions contemplated thereby, taken as a whole, are more favorable to the Company and its stockholders than the value and terms available from any other potential acquiror of the Company, based on among other things:

•	an assessment of several potential buyers;

•	contact by the Board, either directly or through the Company’s management or advisors, with strategic parties prior to the Company Board’s strategic review process, and direct outreach to and contact with five other strategic parties during the course of that process;

•	extensive negotiations by the Board through the Company’s management and advisors of a potential alternative transaction with a party other than Actavis;

•	the fact that the consideration to be paid by Actavis provides for a higher upfront cash component than any other competing offer the Company received, which provides higher certainty of value;

•	Actavis’s large market capitalization and financial strength, the absence of a financing condition in the Merger Agreement, the Company’s ability to seek specific performance to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement; and

•	the possibility that Parent could withdraw its proposal if the Company were to delay in proceeding with Parent’s proposal.

•	Business Reputation of Parent. The Company Board considered the business reputation, management and financial resources of Parent, with respect to the transaction. The Company Board believed that these factors supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•	Opinion of the Company’s Financial Advisor. The Company Board considered the opinion of BofA Merrill Lynch, dated October 5, 2014, to the Company Board as to the fairness, from a financial point of view and as of such date, of the Offer Price to be received in the Offer and the Merger, taken together, by holders of Shares (other than Excluded Holders), noting in its consideration that the opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by BofA Merrill Lynch as more fully described under the caption “—Opinion of the Company’s Financial Advisor.”

•	Speed and Likelihood of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•	The Merger Agreement. For the reasons noted below, the Company Board believed that the provisions of the Merger Agreement were in the best interests of the Company and its stockholders. In particular:

•	No Financing Condition. The Company Board considered the representation of Parent and Purchaser that Parent and Purchaser would have sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

•	Change in Recommendation/Termination Right to Accept Superior Proposals. In the event the Company receives a superior acquisition proposal from a third party, the Company Board may withdraw or change its recommendation or declaration of advisability of the Merger Agreement, the Offer, or the Merger, and terminate the Merger Agreement, if the Company is not in material breach of its non-solicitation obligations under the Merger Agreement and the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that the failure to do so would be inconsistent with its fiduciary duties under applicable law. In order for the Company Board to withdraw its recommendation in connection with such a superior proposal, the Company Board must first provide Parent and Purchaser with a right to make, and to meet with the Company to negotiate, one or more counter-proposals to such superior proposal. In order for the Company Board to terminate the Merger Agreement to enter into an agreement with respect to such a superior proposal, it must concurrently pay Parent a termination fee of $20.2 million (approximately 3.0% of the aggregate Cash Consideration). The Company Board concluded that such provisions were adequate to allow it to consider an alternative offer in a manner consistent with its fiduciary obligations to the Company and its stockholders.

•	Change in Recommendation/Termination Right Following Intervening Events. The Company Board considered its ability to change its recommendation or declaration of advisability of the Merger Agreement, the Offer, or the Merger in response to certain intervening events that were not known to, or reasonably foreseeable by, the Company, if the Company is not in material breach of its non-solicitation obligations under the Merger Agreement and the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable law. In order for the Company Board to withdraw its recommendation in response to an intervening event, the Company Board must first provide Parent and Purchaser with notice and a right to meet with the Company to negotiate changes to the Merger Agreement so that such change in recommendation is no longer necessary.

•	Termination Fee. The Company Board was of the view that the $20.2 million termination fee payable by the Company to Parent if the Merger Agreement is terminated for certain reasons provided in the Merger Agreement was reasonable as compared to termination fees in transactions of a similar size, and would not likely deter competing bids.

•	Extension of Offer Period. The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

•	Outside Date. The Company Board considered the fact that the outside closing date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement, allows for sufficient time to consummate the transactions contemplated by the Merger Agreement, but also prevents the Offer from being extended for an unreasonable amount of time.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Purchaser’s obligations to accept for payment and pay for Shares validly tendered pursuant to the Offer and to complete the Merger under the Merger Agreement, including the fact that the parties elected to have the Merger Agreement be governed by Section 251(h) of the DGCL to enable consummation of the Merger promptly following the consummation of the Offer.

•	Enforcement. The Company Board considered the Company’s ability to seek specific enforcement of Parent’s and Purchaser’s obligations under the Merger Agreement, thereby ensuring that the Company has an appropriate remedy in the event Parent and Purchaser were to decline to comply with their obligations under the Merger Agreement.

•	Material Adverse Effect. The Company Board considered the provision in the Merger Agreement that various changes, conditions, events, circumstances, effects, occurrences or developments related to the Company or its business are specifically excluded from the determination of whether a material adverse effect has occurred that otherwise would permit Parent and Purchaser to elect not to consummate the Offer.

•	Appraisal Rights. The Company Board considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

The Company Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•	Limited Stockholder Participation in Revenue Resulting from Future Sales of Dalbavancin. The fact that the Offer Price is primarily in the form of upfront Cash Consideration and that the payment of any contingent payments under the CVR Agreement is conditioned on achievement of certain milestones, which may or may not be met, means that the stockholders will not directly participate in future earnings or growth of the Company and may not benefit from any potential growth in sales of dalbavancin or the receipt of additional regulatory approvals in respect of dalbavancin.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s continuing business relationships with customers, licensors, business partners and employees may be adversely affected, the Company will have incurred significant transaction costs (including in connection with any litigation that has resulted or may result from the announcement or pendency of the transactions contemplated by the Merger Agreement), the trading price of the Shares could be adversely affected, and the market’s perceptions of the Company’s prospects could be adversely affected.

•	Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of the Company’s business prior to the Effective Time due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in all material respects in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•	No Solicitation and Termination Fee. The Company’s inability to solicit or, subject to certain exceptions, to negotiate alternative acquisition proposals, and the requirement that the Company pay to Parent a termination fee in certain circumstances as described above.

•	Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including effects on the Company’s sales, customers, operating results and stock price, and the Company’s ability to attract and retain key management, sales and marketing, scientific and research personnel, during the pendency of the transactions contemplated by the Merger Agreement.

•	Timing Risks. The amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied.

•

Taxable Consideration. The receipt by the stockholders of the Cash Consideration and CVRs in the Offer and the Merger will be a taxable transaction for federal income tax purposes. There is uncertainty as to the federal income tax treatment of the CVRs, and such uncertainty may affect the amount of gain or loss that a shareholder recognizes in the Offer or the Merger and the timing and character of such gain or loss.

•	Potential Conflicts of Interest. The possibility that the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders.

In addition to considering the factors described above, the Board also identified and considered a variety of other factors, including the relationships between BofA Merrill Lynch, on the one hand, and the Company and Actavis, on the other hand, and the fact that BofA Merrill Lynch disclosed to the Company Board information regarding such relationships, including with respect to prior corporate, commercial and investment banking fees for the previous two years received from each potential buyer actively participating in the Company’s strategic review process, including Actavis.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Company Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences.

Opinion of the Company’s Financial Advisor

The Company has retained BofA Merrill Lynch to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected BofA Merrill Lynch to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement on the basis of BofA Merrill Lynch’s experience in transactions similar to the transactions contemplated by the Merger Agreement, its reputation in the investment community and its familiarity with the Company and its business. Pursuant to an engagement letter between the Company and BofA Merrill Lynch, dated October 5, 2014, the Company has agreed to pay BofA Merrill Lynch for its services in connection with the transactions contemplated by the Merger Agreement an aggregate fee of approximately $11.9 million, a portion of which was payable in connection with the rendering of its opinion and a significant portion of which is contingent upon the consummation of the transactions contemplated by the Merger Agreement. The Company also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

On October 5, 2014, at a meeting of the Company Board held to evaluate the transactions contemplated by the Merger Agreement, BofA Merrill Lynch delivered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion dated October 5, 2014, to the effect that, as of the date of the written opinion and based on and subject to various assumptions and limitations described in its written opinion, the Offer Price to be received in the Offer and the Merger, as applicable, by holders of Shares (other than Excluded Holders) was fair, from a financial point of view, to such holders.

The full text of BofA Merrill Lynch’s written opinion to the Company Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex I to this document and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the Company Board for the benefit and use of the Company Board (in its capacity as such) in connection with and for purposes of its evaluation of the Offer Price from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the transactions contemplated by the Merger Agreement and no opinion or view was expressed as to the relative merits of the transactions contemplated by the Merger Agreement in comparison to other strategies or transactions that might be available to the Company or in which Durata might engage or as to the underlying business decision of the Company to proceed with or effect the transactions contemplated by the Merger Agreement. BofA Merrill Lynch’s opinion does not address any other aspect of the transactions contemplated by the Merger Agreement and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed transactions contemplated by the Merger Agreement or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch:

(i) reviewed certain publicly available business and financial information relating to Durata;

(ii) reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with BofA Merrill Lynch by the management of the Company, including certain financial projections relating to the Company prepared by the management of the Company, which includes the assessment of Durata management as to the probability of the commercial and development/regulatory success of Dalbavancin (such projections, “Durata Projections”);

(iii) discussed the past and current business, operations, financial condition and prospects of Durata with members of management of the Company;

(iv) discussed with management of the Company its assessments as to the probability of achieving each of the milestones giving rise to the payments contemplated by the CVR component of the Offer Price and the expected timing of achievement of each CVR milestone and corresponding payment;

(v) reviewed the trading history for Durata Common Stock;

(vi) compared certain financial and stock market information of Durata with similar information of other companies BofA Merrill Lynch deemed relevant;

(vii) compared certain financial terms of the transactions contemplated by the Merger Agreement to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

(viii) considered the results of BofA Merrill Lynch’s efforts on behalf of the Company to solicit, at the direction of Durata, indications of interest from certain third parties selected by the Company with respect to a possible acquisition of Durata;

(ix) reviewed the Merger Agreement and the Form of CVR Agreement attached as an exhibit to the Merger Agreement; and

(x) performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of the Company that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Durata Projections, BofA Merrill Lynch was advised by the Company, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Durata as to the future financial performance of the Company. BofA Merrill Lynch also relied, at the direction of Durata, upon the assessment of management of the Company as to the probability of achieving each of the milestones giving rise to the payment of the CVR component of the Offer Price and of the expected timing of achievement of each CVR milestone. BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of the Company. BofA Merrill Lynch did not evaluate the solvency or fair value of the Company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of the Company, that the transactions contemplated by the Merger Agreement would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the transactions contemplated by the Merger Agreement, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on the Company or the contemplated benefits of the transactions contemplated by the Merger Agreement.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the transactions contemplated by the Merger Agreement or the CVR Agreement (other than the Offer Price to the extent expressly specified in its opinion), including, without limitation, the form or structure of the transactions contemplated by the Merger Agreement or the CVR. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the Offer Price to be received by holders of Shares (other than the Excluded Holders) and no opinion or view was expressed with respect to any Offer Price received in connection with the transactions contemplated by the Merger Agreement by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the transactions contemplated by the Merger Agreement, or class of such persons, relative to the Offer Price. Furthermore, no opinion or view was expressed as to the relative merits of the transactions contemplated by the Merger Agreement in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the transactions contemplated by the Merger Agreement. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the transactions contemplated by the Merger Agreement or any related matter. Except as described above, the Company imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Durata, Parent and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the Company and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as (i) joint bookrunner for the initial public offering of common stock and subsequent follow-on equity offering of Durata and (ii) lender under certain standby letters of credit for the Company. From September 1, 2012 through August 31, 2014, BofA Merrill Lynch and its affiliates received aggregate revenues from Durata of approximately $1.5 million for corporate, commercial and investment banking services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Actavis and its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Actavis and/or certain of its affiliates in connection with various mergers and acquisitions transactions and in some cases having provided and/or arranged acquisition financing in connection therewith, (ii) having acted or acting as an administrative agent, co-lead arranger and bookrunner for, and/or a lender (including, in some cases a letter of credit lender and swingline lender) under, various credit facilities of Actavis and/or certain of its affiliates and (iii) having provided or providing certain foreign exchange trading services and certain treasury and management services and products to Actavis and/or certain of its affiliates. From September 1, 2012 through August 31, 2014, BofA Merrill Lynch and its affiliates received aggregate revenues from Actavis and certain of its affiliates of approximately $90 million for corporate, commercial and investment banking services, including revenues received in connection with the acquisition of Actavis Group by Watson Pharmaceutical Inc’s. (a predecessor of an affiliate of Actavis) in 2012, the acquisition of Warner Chilcott plc by an affiliate of Actavis in 2013 and the acquisition of Forest Laboratories, Inc. by an affiliate of Actavis in 2014.

Financial Analyses of the Company

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to the Company Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Calculation of Implied Value of the Offer Price. BofA Merrill Lynch calculated an implied probability-adjusted present value per CVR of $2.66 to $2.78 by applying discount rates, based on an estimate of Durata’s weighted average cost of capital (as further described under “Discounted Cash Flow Analysis” below), ranging from 11.0% to 14.5%, to a probability-adjusted estimate of the amount and timing of the payments under the CVR reflecting Durata management’s estimates as to the probability and timing of achieving each of the CVR milestones. BofA Merrill Lynch added this $2.66 to $2.78 implied probability-adjusted present value per CVR to the $23.00 per share in upfront Cash Consideration payable upon closing of the transactions contemplated by the Merger Agreement to derive a range of implied values of the Offer Price of $25.66 – $25.78, the midpoint of which is $25.72.

Selected Publicly Traded Companies Analysis. In performing a selected publicly traded companies analysis of the Company, BofA Merrill Lynch reviewed publicly available financial and stock market information for Durata and the following nine publicly traded biopharmaceutical companies:

•	Acorda Therapeutics, Inc.

•	Avanir Pharmaceuticals, Inc.

•	Insys Therapeutics, Inc.

•	Keryx Biopharmaceuticals, Inc.

•	KYTHERA Biopharmaceuticals, Inc.

•	The Medicines Company

•	Pacira Pharmaceuticals, Inc.

•	Vanda Pharmaceuticals Inc.

•	VIVUS, Inc.

BofA Merrill Lynch reviewed the enterprise values for the selected companies, calculated as equity values plus debt, plus minority interest, less cash as a multiple of estimated revenue, or Enterprise Value / Revenue, for 2015, 2016 and 2017. The per share values of the selected companies used for this analysis were based on the closing share prices of the selected companies as of October 3, 2014 (the last trading day prior to the public announcement of the Merger Agreement). The estimated financial data used by BofA Merrill Lynch for the selected publicly traded companies were based on publicly available research analysts’ estimates. Using the results of these calculations, BofA Merrill Lynch observed the following high, mean, median and low Enterprise Value / Revenue multiples for the selected companies:

	High	Median	Mean	Low
2015E EV / Revenue	12.9x	3.6x	5.9x	1.8x
2016E EV / Revenue	8.6x	4.9x	4.7x	1.8x
2017E EV / Revenue	6.4x	3.0x	3.4x	1.3x

Based on its review of the Enterprise Value / Revenue multiples for the selected companies, BofA Merrill Lynch applied an implied Enterprise Value / Revenue multiple reference range of 3.50x – 6.50x for 2015, 2.50x – 5.50x for 2016 and 2.00x – 3.25x for 2017 to the estimated revenues of the Company for those years. The estimated financial data utilized by BofA Merrill Lynch for Durata were based on the Durata Projections.

This analysis indicated the following approximate implied per share equity reference range (rounded to the nearest $0.05) for Durata as compared to the notional value of the Offer Price, the implied value of the Offer Price as calculated by BofA Merrill Lynch and the closing share price for the Company as of October 3, 2014:

Implied Per Share Equity Reference Range for Durata			Notional Value of Offer Price	Implied Value of Offer Price	October 3, 2014 Closing Price
2015E Revenue	2016E Revenue	2017E Revenue
$10.15 – $18.80	$15.05 – $32.45	$18.30 – $29.30	$28.00	$25.72	$13.88

No company used in this analysis is identical or directly comparable to the Company. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

Selected Precedent Transactions Analysis. BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following fourteen selected transactions involving biopharmaceutical companies:

Announcement Date	Acquiror	Target
May 8, 2014	H. Lundbeck A/S	Chelsea Therapeutics International, Ltd.
February 11, 2014	Mallinckrodt plc	Cadence Pharmaceuticals, Inc.
January 21, 2014	Teva Pharmaceutical Industries Ltd.	NuPathe Inc.
November 7, 2013	Salix Pharmaceuticals, Ltd.	Santarus, Inc.
July 30, 2013	Cubist Pharmaceuticals, Inc.	Optimer Pharmaceuticals, Inc.
July 30, 2013	Cubist Pharmaceuticals, Inc.	Trius Therapeutics, Inc.
April 29, 2013	Auxilium Pharmaceuticals, Inc.	Actient Holdings LLC
April 26, 2012	Jazz Pharmaceuticals plc	EUSA Pharma Inc.
March 26, 2012	Bausch & Lomb Incorporated	ISTA Pharmaceuticals, Inc.
April 5, 2011	Merck & Co., Inc.	Inspire Pharmaceuticals, Inc.
February 22, 2011	Forest Laboratories, Inc.	Clinical Data, Inc.
December 1, 2010	Axcan Pharma Holding B.V.	Eurand N.V.
August 3, 2010	Shire plc	Movetis NV
January 6, 2009	Endo Pharmaceuticals Holdings Inc.	Indevus Pharmaceuticals, Inc.

BofA Merrill Lynch reviewed the transaction values, calculated as the enterprise value implied for the target company based on the cash consideration payable at closing in the selected transactions, as disclosed in public filings, as a multiple of the target company’s estimated revenue for the calendar year in which the transaction was announced and the calendar year following the year in which the transaction was announced. Using the results of these calculations, BofA Merrill Lynch observed the following high, mean, median and low Enterprise Value / Revenue multiples for the selected transactions:

	High	Median	Mean	Low
EV / Calendar Year Revenue	18.3x	6.0x	6.2x	2.4x
EV / Calendar Year +1 Revenue	19.7x	4.2x	5.6x	2.0x

BofA Merrill Lynch then applied a transaction value to revenue multiple reference range of 5.0x – 7.5x derived from the selected transactions to the Company’s estimated 2015 revenue and a transaction value to revenue multiple reference range of 3.0x – 5.5x to the Company’s estimated 2016 revenue. The estimated financial data utilized by BofA Merrill Lynch for the Company were based on the Durata Projections.

This analysis indicated the following approximate implied per share equity reference range (rounded to the nearest $0.05) for the Company for 2015 and 2016 as compared to the notional value of the Offer Price, the implied value of the Offer Price as calculated by BofA Merrill Lynch and the closing share price for the Company as of October 3, 2014:

Implied Per Share Equity Reference Range for Durata		Notional Value of Offer Price	Implied Value of Offer Price	October 3, 2014 Closing Price
2015E Revenue	2016E Revenue
$14.55 – $21.60	$18.00 – $32.45	$28.00	$25.72	$13.88

No company, business or transaction used in this analysis is identical or directly comparable to the Company or the transactions contemplated by the Merger Agreement. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Company and the transactions contemplated by the Merger Agreement were compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone unlevered, after-tax, free cash flows that the Company was forecasted to generate from the third fiscal quarter of the Company’s fiscal year 2014 through the Company’s fiscal year 2023, and in the case of ABSSSI in the European region, 2024, as reflected in the Durata Projections. Based on the loss of patent protection at the end of the relevant projection period and the decline in Durata revenues anticipated by management of the Company, BofA Merrill Lynch assumed, in consultation with the Company management, that there would be no terminal value at the end of the relevant projection period. The cash flows were then discounted to present value as of June 30, 2014 using discount rates ranging from 11.0% to 14.5%, which were based on an estimate of the Company’s weighted average cost of capital and were chosen by BofA Merrill Lynch upon an analysis of the capital structure and costs of equity and debt of the Company, to derive a range of implied enterprise values for the Company. An implied per share equity reference range for the Company was then calculated by reducing the range of implied enterprise values by the amount of the Company’s net debt (debt less cash and cash equivalents plus minority interest) as of June 30, 2014, after making pro forma adjustments per management of the Company: (i) a $15 million cash payment made to the Company in connection with a licensing and supply agreement announced on August 1, 2014, and (ii) the issuance of a $25 million promissory note to Pfizer, Inc. on August 18, 2014 in connection with certain milestone payments owed by the Company.

This analysis indicated the following approximate implied per share equity reference range (rounded to the nearest $0.05) for the Company as compared to the notional value of the Offer Price, the implied value of the Offer Price, as calculated by BofA Merrill Lynch and the closing share price for the Company as of October 3, 2014:

Implied Per Share Equity Reference Range for Durata	Notional Value of Offer Price	Implied Value of Offer Price	Durata October 3, 2014 Closing Price
$18.75 – $24.15	$28.00	$25.72	$13.88

Other Factors

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors, including:

•	historical trading prices of the Company’s common stock during the one-year period ended October 3, 2014, noting that the low and high closing prices during such period were $8.73 and $17.90, respectively;

•	selected Wall Street analyst price targets for the Company’s Common Stock for 2015 based on publicly available equity research, noting that the low and high share price targets ranged from $12.00 to $26.00, with a mean of $21.70 and a median of $22.00;

•	the premium of the per share price paid in each of the fourteen transactions identified above under the heading “Financial Analyses of the Company—Selected Precedent Transactions Analysis,” over the target company’s closing stock price one day prior to the announcement of the transaction, or to the extent applicable, the target company’s unaffected stock price, and based on its observations, applied a range of premiums from 25% to 55% to the closing share price for the Company as of October 3, 2014 to calculate an implied per share equity reference range (rounded to the nearest $0.05) for the Company of $17.35 – $21.50;

•	the premium of (a) the upfront Cash Consideration of approximately 66%, 77%, 69%, 58%, 55% and 28%, respectively, over the closing share price for the Company as of October 3, 2014, the trailing 1-week, 30-day, 60-day and 180-day volume-weighted average prices, and 52-week high share price for Durata, each as of October 3, 2014; (b) the notional value of the Offer Price of approximately 102%, 116%, 106%, 93%, 88% and 56%, respectively, over the closing share price for the Company as of October 3, 2014, the trailing 1-week, 30-day, 60-day and 180-day volume-weighted average prices, and 52-week high share price for the Company, each as of October 3, 2014; and (c) the implied value of the Offer Price, as calculated by BofA Merrill Lynch, of approximately 85%, 98%, 89%, 77%, 73% and 44%, respectively, over the closing share price for the Company as of October 3, 2014, the trailing 1-week, 30-day, 60-day and 180-day volume-weighted average prices, and 52-week high share price for the Company, each as of October 3, 2014; and

•	the implied transaction value of the transactions contemplated by the Merger Agreement based on the upfront cash component of the consideration, the implied value of the consideration, as calculated by BofA Merrill Lynch, and the notional value of the consideration to the Company’s estimated revenue for 2015, 2016 and 2017 (based on the Durata Projections).

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to the Company Board in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The estimates of the future performance of the Company in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the Offer Price to be received by holders of Shares (other than the Excluded Holders) and were provided to the Company Board in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of the Company.

The type and amount of consideration payable in the transactions contemplated by the Merger Agreement was determined through negotiations between the Company and Parent, rather than by any financial advisor, and was approved by the Company Board. The decision to enter into the Merger Agreement (as of October 5, 2014) was solely that of the Company Board. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the Company Board in its evaluation of the proposed transactions contemplated by the Merger Agreement and should not be viewed as determinative of the views of the Company Board or the Company’s management with respect to the transactions contemplated by the Merger Agreement or the Offer Price.

Certain Projected Financial Information.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. While the Company prepares forecasts for internal budgeting and business planning purposes, such forecasts are subject to regular updates and generally do not cover periods beyond the then current fiscal year and two subsequent fiscal years.

However, we have presented below certain financial projections under the heading “Durata Projections” which were prepared by management of the Company in September 2014 solely for purposes of evaluating a potential acquisition of the Company and reflect an assessment of prospects and risks related to estimated future revenues and other industry, market and product related factors. These risks include the ability to successfully commercialize dalbavancin for the existing approved indication in the U.S. and the ability to obtain approval for and commercialize additional indications in the U.S. as well as other countries. These financial projections were not generated for external use and were made available to BofA Merrill Lynch and the Company Board in connection with the evaluation of the transactions contemplated by the Merger Agreement.

These financial projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, these projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. These financial projections do not comply with generally accepted accounting principles. The summary of these financial projections is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because these financial projections were provided to BofA Merrill Lynch and the Company Board to evaluate the transactions contemplated by the Merger Agreement. These financial projections may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

These financial projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in such projections not being achieved include, but are not limited to risks and uncertainties pertaining to the Company’s business, including those risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, these financial projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The financial projections also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that these projections will be realized, and actual results may vary materially from those shown. The inclusion of these financial projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Actavis, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider the financial projections necessarily predictive of actual future events, and these financial projections should not be relied upon as such. None of the Company, Actavis, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from these financial projections, and the Company undertakes no obligation to update or otherwise revise or reconcile these financial projections to reflect circumstances existing after the date such financial projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying these projections are shown to be in error. None of the Company, or, to the knowledge of the Company, Actavis, Parent or Purchaser, intends to make publicly available any update or other revisions to these financial projections. None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in these financial projections or that projected results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning these financial projections.

The estimates of unlevered free cash flow included in these financial projections were calculated using GAAP and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. The table below includes a reconciliation of the Company’s projections of non-GAAP unlevered free cash flow to the Company’s operating income.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

Durata Projections

	For the year ended December 31,
In millions	2014(1)	2015	2016	2017	2018	2019	2020	2021	2022	2023
Net Revenue: ABSSSI(2)	$10	$85	$173	$227	$273	$327	$374	$432	$495	$565
Net Revenue: Europe ABSSSI	—	1	5	11	16	22	29	32	36	37
Net Revenue: Pneumonia	—	—	—	30	51	80	105	132	161	193
Net Revenue: Osteomyelitis	—	—	—	3	21	43	60	79	99	104
Total Net Revenue	10	86	178	272	360	472	567	674	791	898
Total Operating Income(3)	(84)	(59)	18	81	133	209	274	362	460	550

Total Net Income	(94)	(52)	6	61	108	186	247	327	415	497

Depreciation and Amortization	1	2	2	3	3	4	5	6	7	9
Capital Expenditures	(8)	(24)	(21)	(3)	(3)	(5)	(5)	(5)	(10)	(10)
Decrease (increase) in working capital	(10)	(16)	(6)	5	9	(11)	5	(4)	1	(2)
Unlevered Free Cash Flow	$(101)	$(81)	$(10)	$74	$122	$177	$252	$323	$412	$492

(1)	Includes Net Revenue for the period from July 1, 2014 through December 31, 2014.
(2)	Includes royalty and other payments made to the Company pursuant to the Company’s license agreement with A.C.R.A.F. S.p.A. (“Angelini”).
(3)	The periods ended December 31, 2014, 2015 and 2016 include certain assumed developmental expenses in respect of pneumonia and osteomyelitis.

Company management developed a separate set of projections, set forth below under the heading “Management Forecasts”, which it provided to Company A in August 2014 and subsequently provided to Parent and Purchaser in September 2014. These management forecasts were prepared solely for the purpose of responding to inquiries from Company A, and were not reviewed by the Company Board or BofA Merrill Lynch.

These financial projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. In addition, these projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. These financial projections do not comply with GAAP. The summary of these financial projections is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead only because the financial projections were made available by the Company to Company A and to Actavis, Parent and Purchaser. None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in these financial projections or that projected results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning these financial projections. These financial projections do not take into account any risks or uncertainties relating to the ability to successfully commercialize dalbavancin for the existing approved indication in the U.S. or the ability to obtain approval for or to commercialize additional indications in the U.S. or other countries. They also differ from publicized analyst estimates and forecasts, and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place any reliance on these projections.

Management Forecasts

	For the year ended December 31,
In millions	2014(1)	2015	2016	2017	2018	2019	2020	2021	2022	2023
Net Revenue: ABSSSI(2)	$35	$174	$284	$377	$452	$537	$619	$716	$821	$937
Net Revenue: Pneumonia	—	—	—	121	203	319	418	526	644	772
Net Revenue: Osteomyelitis	—	—	—	9	55	115	160	209	264	277
Total Net Revenue	35	174	284	507	710	971	1,197	1,451	1,729	1,986
Total Operating Income(3)	$(57)	$16	$109	$314	$471	$684	$870	$1,093	$1,339	$1,566

Total Net Income	$(73)	$(9)	$67	$269	$409	$617	$791	$996	$1,221	$1,430

(1)	Includes Net Revenue for the period from July 1, 2014 through December 31, 2014.
(2)	Includes royalty and other payments made to the Company pursuant to the Company’s license agreement with Angelini.
(3)	The periods ended December 31, 2014, 2015 and 2016 include certain assumed developmental expenses in respect of pneumonia and osteomyelitis.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered, other than Messrs. De Schutter, Edick, and Shannon who purchased shares of Company common stock in open market transactions in May, June and August 2014, or allow to be converted into the Offer Price all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, certain directors and executive officers of the Company and certain other beneficial owners of Shares have entered into the Support Agreement, pursuant to which such persons (other than Messrs. De Schutter, Edick, and Shannon) have agreed to tender all of their Shares, as well as any additional Shares that they may acquire (pursuant to the exercise of Company Stock Options or otherwise), to Purchaser in the Offer. See Item 3 above under the heading “Tender and Support Agreement.”

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

In connection with BofA Merrill Lynch’s services as financial advisor to the Company, the Company has agreed to pay to BofA Merrill Lynch for such services an aggregate fee of approximately $11.9 million, a portion of which was payable in connection with the rendering of its opinion and a significant portion of which is contingent upon the consummation of the transactions contemplated by the Merger Agreement. Durata also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

Additional information pertaining to the retention of BofA Merrill Lynch by the Company in Item 4 under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the

Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers, subsidiaries or affiliates of the Company, except for (i) the entry by certain of the Company’s officers, directors and stockholders, in their capacity as a stockholder of the Company, into the Support Agreement, as described under Item 3 above and (ii) the transactions set forth below.

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Brent Ahrens	8/26/14	6,250	$2.08	Exercise of options, including early exercise of 1,216 options.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8. Additional Information.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference, including, without limitation, the table under the heading “Golden Parachute Compensation.”

Stockholder Approval Not Required.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is consummated, and the Merger is thereafter effected, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) comply with the applicable statutory procedures under Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash, together with interest, if any, to be paid upon the amount determined to be fair value, for their Shares.

The following discussion is a summary of the law pertaining to appraisal rights under the DGCL. The full text of Section 262 of the DGCL is attached to this statement as Annex II. All references in Section 262 of the DGCL to a “stockholder” and in this summary to a “stockholder” are to the record holder of Shares.

Under Section 262 of the DGCL, when a merger is approved pursuant to Section 251(h), then either a constituent corporation before the date of the merger or the surviving corporation within 10 days thereafter must notify each of its stockholders entitled to appraisal rights of the approval of the Merger and that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. This summary of appraisal rights is not a complete summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the text of Section 262 of the DGCL attached as Annex II. Any holder of Shares who wishes to exercise appraisal rights or who wishes to preserve the right to do so, should review the following discussion and Annex II carefully. Failure to comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. If you lose your appraisal rights, you will be entitled to receive the merger consideration described in the Merger Agreement.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•	the stockholder must deliver to the Company a written demand for appraisal by the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is October 20, 2014);

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold the Shares from the date of making the demand through the Effective Time.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the stock certificates. The demand must reasonably inform the Company of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of the record owner. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO

WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand to:

DURATA THERAPEUTICS, INC.

500 West Monroe Street, Suite 3300

Chicago, Illinois 60661

Attention: Beth P. Hecht, Corporate Secretary

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the effective date of the Merger, the Surviving Corporation must send an additional notice of the effective date of the Merger to all of the Company’s stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to the Company in accordance with Section 262 of the DGCL. Within 120 days after the Effective Time, either the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.

Stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the Surviving Corporation, upon written request, a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail this statement to the stockholder within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the Surviving Corporation, the Surviving Corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby.

The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to the stockholder.

The Delaware Court of Chancery will thereafter determine the fair value of the Shares held by stockholders who have complied with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be fair value. Such interest rate will accrue from the effective date of the Merger through the date of payment of the judgment, compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge), unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown.

In determining the fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the fair value of the Shares to be more than, less than or equal to the consideration that the stockholders would otherwise receive under the Merger Agreement, which is the same as the Offer Price. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the merger consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal.

The fair value of the Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the merger consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is the same as the merger consideration payable in the Merger) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. None of Actavis, Parent or the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and each of Actavis, Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price. The taxation of amounts paid to a stockholder exercising appraisal rights will differ in certain respects from the taxation of the Cash Consideration and the CVRs.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within 120 days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within 60 days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than 60 days after the Effective Time will require the Company’s written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the Merger Agreement within 60 days after the Effective Time. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the merger consideration described in the Merger Agreement.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE MERGER CONSIDERATION DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Support Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement and the Support Agreement.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Regulatory Approvals.

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and Parent each expect to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on October 20, 2014. Assuming such filings will be made on October 20, 2014, the required waiting period with respect to the Offer will expire at 11:59 P.M., New York City time, on November 4, 2014, unless earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable to enforce compliance with the antitrust laws, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014, and any other subsequent quarter filed after the date hereof with the SEC.

Certain Litigation.

On October 10, 2014, a putative stockholder class action complaint, captioned Warren Campbell v. Durata Therapeutics, Inc., et al., No. 10222 (Del. Ch. Ct.), was filed against Durata, the Company Board, Parent, and others in Delaware Chancery Court. The complaint alleges that members of the Company Board breached their fiduciary duties in connection with the approval of the Merger and that Parent and Durata aided and abetted the alleged breach of fiduciary duties. The complaint alleges that the Durata directors breached their fiduciary duties in connection with the proposed transaction by, among other things, conducting a flawed sale process, failing to maximize stockholder value and obtain the best financial and other terms, and failing to inform themselves of the value of Durata. The plaintiff seeks injunctive and other equitable relief, including enjoining the defendants from consummating the Merger, in addition to other unspecified damages, fees and costs. Durata, Parent, and the Company Board believe that the lawsuit is without merit and intend to defend it vigorously.

Also on October 10, 2014, another putative stockholder class action complaint, captioned Shiva Stein v. Durata Therapeutics, Inc., et al., No. 2014-CH-16430 (Ill. Cir. Ct.), was filed against Durata, the Company

Board, Parent, and Purchaser in the Circuit Court of Cook County, Illinois. The complaint alleges that members of the Company Board breached their fiduciary duties in connection with the approval of the Merger and that Durata, Parent and Purchaser aided and abetted the alleged breach of fiduciary duties. The complaint alleges that the Durata directors breached their fiduciary duties in connection with the proposed transaction by, among other things, conducting a flawed sale process, failing to maximize stockholder value and obtain the best financial and other terms, and failing to inform themselves of the value of Durata. The plaintiff seeks injunctive and other equitable relief, including enjoining the defendants from consummating the Merger, in addition to other unspecified damages, fees and costs. Durata, Parent, and the Company Board believe that the lawsuit is without merit and intend to defend it vigorously.

Cautionary Note Regarding Forward-Looking Statements.

The statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on the Company’s current beliefs and expectations. These forward-looking statements include without limitation: statements regarding the planned completion of the Offer and the Merger; statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; statements regarding the expected timing of the completion of the Offer and the Merger; statements regarding the ability to complete the Offer and the Merger considering the various closing conditions; and projected financial information. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, customers, vendors and other business partners; the commercialization and status of additional regulatory reviews and approvals of dalbavancin; the potential impact of developing dalbavancin for additional indications; the impact of dalbavancin’s dosing schedule on patient care; the ability of Parent to achieve the milestones required to trigger future cash payments pursuant to the terms of the CVR Agreement; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Item 9. Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated October 17, 2014 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed on October 17, 2014 by Actavis, Parent and Purchaser (the “Schedule TO”)).

(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)*	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated October 5, 2014 (included as Annex I to this Schedule 14D-9).

(a)(4)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

Exhibit Number	Description

(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(6)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(7)	Joint Press Release issued by the Actavis and the Company on October 6, 2014 (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2014).

(a)(8)	Summary Advertisement as published in The Wall Street Journal on October 17, 2014 (incorporated herein by reference to Exhibit (a)(1)(H) to the Schedule TO).

(a)(9)*	Letter to Stockholders of the Company, dated October 17, 2014, from Paul R. Edick, Chief Executive Officer of the Company.

(e)(1)	Agreement and Plan of Merger, dated as of October 5, 2014, by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2014).

(e)(2)	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit A to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2014).

(e)(3)	Tender and Support Agreement, dated as of October 5, 2014, by and among Parent, Purchaser and certain officers, directors and stockholders of the Company (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2014).

(e)(4)	Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed with the SEC on March 22, 2012).

(e)(5)	Form of Stock Option Agreement under the Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1/A filed with the SEC on April 30, 2012).

(e)(6)	Amended and Restated 2012 Stock Incentive Plan (incorporated herein by reference to the Company’s Definitive Proxy Statement on Form DEF 14A filed with the SEC on April 16, 2014).

(e)(7)	Form of Incentive Stock Option Agreement under the 2012 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1/A filed with the SEC on April 30, 2012).

(e)(8)	Form of Nonstatutory Stock Option Agreement under the 2012 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1/A filed with the SEC on April 30, 2012).

(e)(9)	Amended and Restated Employment Agreement, dated June 19, 2012, between the Company and Paul R. Edick (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1/A filed with the SEC on June 22, 2012).

(e)(10)	Amended and Restated Employment Agreement, dated June 6, 2012, between the Company and Corey N. Fishman (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1/A filed with the SEC on June 22, 2012).

(e)(11)	Amended and Restated Employment Agreement, dated June 10, 2012 between the Company and Michael W. Dunne (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1/A filed with the SEC on June 22, 2012).

Exhibit Number	Description

(e)(12)	Amendment Number One, dated May 1, 2014, to the Employment Agreement dated June 10, 2012, between the Company and Michael W. Dunne (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on August 7, 2014).

(e)(13)	Amended and Restated Employment Agreement, dated June 20, 2012, between the Company and John P. Shannon (incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1/A filed with the SEC on June 22, 2012).

(e)(14)	Form of Indemnification Agreement between the Company and each of its directors and officers (incorporated herein by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1/A filed with the SEC on May 18, 2012).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DURATA THERAPEUTICS, INC.

By:	/s/ Paul R. Edick
Name: Paul R. Edick
Title: Chief Executive Officer

Dated: October 17, 2014

Annex I

[BANK OF AMERICA MERRILL LYNCH LETTERHEAD]

October 5, 2014

The Board of Directors

Durata Therapeutics, Inc.

200 S. Wacker Drive, Suite 2550

Chicago, IL 60606

Members of the Board of Directors:

We understand that Durata Therapeutics, Inc. (“Durata”) proposes to enter into an Agreement and Plan of Merger, dated as of October 5, 2014 (the “Agreement”), among Durata, Actavis W.C. Holding Inc. (“Actavis”) and Delaware Merger Sub, Inc., a wholly owned subsidiary of Actavis (“Merger Sub”), pursuant to which, among other things, Actavis will cause Merger Sub to commence a tender offer to purchase all of the outstanding shares of the common stock, par value $0.01 per share, of Durata (“Durata Common Stock”) for (i) $23.00 per share in cash (the “Cash Consideration”) and (ii) one contractual contingent value right per share (a “CVR”) issued by Actavis under a CVR Agreement (as defined in the Agreement) (the “CVR Consideration” and, together with the Cash Consideration, the “Consideration” and, such offer, the “Tender Offer”) and, following consummation of the Tender Offer, Merger Sub will be merged with and into Durata and each outstanding share of Durata Common Stock not tendered in the Tender Offer (other than Dissenting Shares (as defined in the Agreement), shares of Durata Common Stock owned by Actavis, Merger Sub, or any subsidiary of Actavis, shares of Durata Common Stock held in the treasury of Durata, or shares of Durata Common Stock held by any affiliate of Actavis or Merger Sub (collectively, the “Excluded Holders”)) will be converted into the right to receive the Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”). As further described in the CVR Agreement, each CVR will entitle the holder thereof to a cash payment of certain pre-set amounts, up to $5.00 in the aggregate, contingent upon the achievement of certain Milestones (as such term is defined in the CVR Agreement) with respect to the receipt of certain regulatory approvals for Dalbavancin and the achievement of certain revenue milestones with respect to Dalbavancin. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Durata Common Stock (other than the Excluded Holders) of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Durata;

The Board of Directors

Durata Therapeutics, Inc.

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Durata furnished to or discussed with us by the management of Durata, including certain financial forecasts relating to Durata prepared by the management of Durata and the assessment of Durata management as to the probability of the commercial and development/regulatory success of Dalbavancin (such forecasts, “Durata Forecasts”);

(iii)	discussed the past and current business, operations, financial condition and prospects of Durata with members of senior management of Durata;

(iv)	discussed with senior management of Durata its assessments as to the probability of achieving each of the Milestones giving rise to the payments contemplated by the CVR Consideration and the expected timing of achievement of each Milestone and corresponding payment;

(v)	reviewed the trading history for Durata Common Stock;

(vi)	compared certain financial and stock market information of Durata with similar information of other companies we deemed relevant;

(vii)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(viii)	considered the results of our efforts on behalf of Durata to solicit, at the direction of Durata, indications of interest from certain third parties selected by Durata with respect to a possible acquisition of Durata;

(ix)	reviewed the Agreement and the form of CVR Agreement attached as an exhibit to the Agreement; and

(x)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Durata that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Durata Forecasts, we have been advised by Durata, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Durata as to the future financial performance of Durata. We have also relied, at the direction of Durata, upon the assessment of senior management of Durata as to the probability of achieving each of the Milestones giving rise to the payment of CVR Consideration and of the expected timing of achievement of each Milestone. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Durata, nor have we made any physical inspection of the properties or assets

The Board of Directors

Durata Therapeutics, Inc.

of Durata. We have not evaluated the solvency or fair value of Durata under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Durata, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Durata or the contemplated benefits of the Transaction.

We express no view or opinion as to any terms or other aspects of the Transaction or the CVR Agreement (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction or the CVRs. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Durata Common Stock (other than the Excluded Holders) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Durata or in which Durata might engage or as to the underlying business decision of Durata to proceed with or effect the Transaction. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to Durata in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, Durata has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Durata, Actavis and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Durata and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as (i) joint bookrunner for the initial public offering of common stock and subsequent follow-on equity offering of Durata and (ii) lender under certain standby letters of credit for Durata.

The Board of Directors

Durata Therapeutics, Inc.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Actavis and its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Actavis and/or certain of its affiliates in connection with various mergers and acquisitions transactions and in some cases having provided and/or arranged acquisition financing in connection therewith, (ii) having acted or acting as an administrative agent, co-lead arranger and bookrunner for, and/or a lender (including, in some cases a letter of credit lender and swingline lender) under, various credit facilities of Actavis and/or certain of its affiliates and (iii) having provided or providing certain foreign exchange trading services and certain treasury and management services and products to Actavis and/or certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of Durata (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

The Board of Directors

Durata Therapeutics, Inc.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of Durata Common Stock (other than the Excluded Holders) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH

     INCORPORATED

Annex II

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

SECTION 262—APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.